Exhibit 12.2

Union Electric Company
Computation of Ratios of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	6 Months Ended
	June 30,
	2004	2005
Net income from continuing operations	$166,873	$189,093
Less: Income from equity investee	2,144	2,516
Add: Taxes based on income	91,742	101,581

Net income before income taxes and income from equity investee	256,471	288,158

Add- fixed charges:
Interest on long term debt	46,920	47,649
Other interest	3,085	7,217
Estimated interest cost within rental expense	1,545	1,191
Amortization of net debt premium, discount, expenses and losses	2,538	2,624

Total fixed charges	54,088	58,681

Earnings available for fixed charges	$310,559	$346,839

Ratio of earnings to fixed charges	5.74	5.91

Earnings required for preferred dividends:
Preferred stock dividends	2,971	2,971
Adjustment to pre-tax basis	1,451	1,417
	4,422	4,388

Fixed charges plus preferred stock dividend requirements	$58,510	$63,069
Ratio of earnings to fixed charges plus preferred stock dividend requirements	5.30	5.49